Mail Stop 4561

March 3, 2008

Mr. Peter I. Cittadini
Actuate Corporation
2207 Bridgepointe Parkway, Suite 500
San Mateo, CA 94404

      Re: Actuate Corporation
               Form 10-K for the year ended December 31, 2006
               Filed March 20, 2007
               Form 8-K filed June 5, 2007
               File No. 0-24607

Dear Mr. Cittadini:

We have reviewed your response letter dated February 27, 2008 and have the following additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 12, 2008. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K For the Year Ended December 31, 2006

Note 4 – Cash, Cash Equivalents and Short-Term Investments, page F-20

1.   We note your response to prior comment 8 in your letter dated January 24, 2008 and the supplemental information provided in your response letter dated February 27, 2008 with regards to your auction rates securities portfolio. Please explain further the following:

- Please quantify your investments in auction rate securities at December 31, 2007 and at the date of your response.

- Please tell us whether any of the securities that have recently experienced failed auctions were included in your portfolio at December 31, 2007. If so, please confirm that subsequent to year-end and prior to the recent failed auctions, such securities also experienced successful auctions. Alternatively, if the first auction after year-end resulted in a failed bid, then please explain further how you determined this is a Type II subsequent event.

- We note from your January 24, 2008 response letter that your investment broker advised the Company regularly of any changes to the outlook status or the actual credit ratings of your securities. Please explain further how you determine the fair value of your auction rate securities portfolio. If assumptions are used in determining such values, then please tell us whether you intend to include a discussion of such assumptions and the impact that changes in the assumptions/estimates could have on your financial statements and the effect of changes in such estimates in your critical accounting policy disclosure in your upcoming Form 10-K.

- We further note that the Company intends to address the risk associated with the credit of these securities in the risk factor section of your upcoming Form 10-K and to include a subsequent event footnote to the financial statements. Considering you expect to reclassify your auction rate securities portfolio to long-term investments in the first quarter of fiscal 2008 and the fact that you continue to analyze this portfolio for impairment, please tell us whether you intend to include a discussion of these issues in the MD&A in your December 31, 2007 Form 10-K. For instance, tell us whether you intend to include a discussion regarding the trends and uncertainties in this portfolio in your MD&A overview as well as a discussion of the potential impact on the Company's liquidity.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Jennifer Thompson, Staff Accountant, at 202-551-3737, or me at 202-551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief